Exhibit 99.1

TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Second Quarter 2015 Results

Toronto, Ontario (August 12, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported financial results for the quarter ended June 30, 2015 and reviewed its operating, exploration and development activities.

Subsequent to the end of the second quarter, on July 2, 2015, Alamos Gold Inc. (“Former Alamos”) and AuRico Gold Inc. (“AuRico”) completed the previously announced agreement to merge the two companies (the “Merger”). Accordingly, the financial statements and associated Management’s Discussion and Analysis of both AuRico and Former Alamos for the three and six-month periods ended June 30, 2015 have been reported separately. For the purposes of this press release, the merged company, which retained the Alamos name, has included the operating and financial results of both Former Alamos and AuRico. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Merger with AuRico Gold Inc.

On April 13, 2015, Former Alamos announced a definitive agreement with AuRico to combine the respective companies by way of a Plan of Arrangement (the “Arrangement”), creating a new, leading intermediate gold producer. The Merger combined two top-quality, highly-complementary asset portfolios, including two long-life, cash flow generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Former Alamos’ Mulatos mine in Sonora, Mexico.

The Arrangement was completed on July 2, 2015 and AuRico and Former Alamos amalgamated to form Alamos. As part of the Arrangement, certain assets of AuRico, including the Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and $20 million of cash, were transferred to a new company, AuRico Metals Inc. (“AuRico Metals”). Approximately 95.1% of the common shares of AuRico Metals were distributed to Former Alamos and AuRico shareholders. Following completion of the Arrangement, the Company held an equity interest of approximately 4.9% in AuRico Metals.

Under the terms of the Arrangement, each Former Alamos share held was exchanged for 1 Class A common share of Alamos (“Class A Shares”), $0.0001 in cash, and 0.4397 common shares of AuRico Metals, and each AuRico share held was exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos had approximately 255,505,000 Class A Shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50%, and AuRico Metals had approximately 118,120,000 shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50% of the shares not held by Alamos.

President and Chief Executive Officer of Alamos, John A. McCluskey commented on the Merger and second quarter results as follows: “We have created a stronger and better company through the merger. On a combined basis, the Young-Davidson, Mulatos and El Chanate gold mines produced over 95,000 ounces of gold in the second quarter of 2015. With our strong balance sheet, diversified North American based operations and low cost production growth, the merged company is well positioned to succeed in the current gold price environment”.

Second Quarter 2015 Highlights

Financial Performance – AuRico

•	Sold 59,725 ounces of gold at an average realized gold price of $1,194. Revenues totaled $72.1 million in the quarter

•

Recognized a quarterly loss of $379.5 million or $1.43 per share, reflecting transaction costs of $16.3 million ($11.1 million after-tax) and non-cash charges of approximately $365 million on an after-tax basis,

TRADING SYMBOL: TSX:AGI NYSE:AGI

comprised of impairment charges and net realizable value (“NRV”) inventory adjustments associated with the Young-Davidson and El Chanate mines, as well as a revaluation charge associated with the Kemess project.

•	Reported cash of $129.7 million as at June 30, 2015, which is net of the $20.0 million transferred to AuRico Metals on July 2, 2015

Operational Performance – AuRico

•	Produced a total of 62,606 ounces of gold from the Young-Davidson and El Chanate mines

•	Gold production from Young-Davidson totaled 39,365 ounces of gold at a total cash cost of $697 per ounce of gold sold before NRV adjustments ($777 per ounce of gold sold after NRV adjustments) and all-in sustaining cost (“AISC”) of $1,008 per ounce of gold sold before NRV adjustments ($1,088 per ounce of gold sold after NRV adjustments)

•	Achieved average daily underground mining rates of 5,149 tonnes of ore per day (“TPD”) for the quarter

•	Underground mining costs of $33 per tonne decreased significantly from $45 per tonne in the second quarter of 2014 and $39 per tonne in the first quarter of 2015 reflecting ongoing productivity improvements and weakness in the Canadian dollar.

•	Reported record gold production at the El Chanate mine of 23,241 ounces of gold at a total cash cost of $621 per ounce of gold sold before NRV adjustments ($838 per ounce of gold sold after NRV adjustments) and AISC of $878 per ounce of gold sold before NRV adjustments ($1,094 per ounce of gold sold after NRV adjustments)

Financial Performance – Former Alamos

•	Sold 36,748 ounces of gold at an average realized gold price of $1,198 for revenues of $44.0 million

•	Recognized a quarterly loss of $14.2 million, or $0.11 per share, reflecting a $3.0 million loss from operations, $8.2 million of transaction costs associated with the Merger and a $1.4 million foreign exchange loss

•	Reported cash and cash equivalents of $249.1 million as at June 30, 2015

Operational Performance – Former Alamos

•	Produced 33,000 ounces of gold at a total cash cost of $861 per ounce of gold sold and AISC of $1,154 per ounce of gold sold

•	Achieved above budgeted crusher throughput levels at the Mulatos mine of 18,100 TPD

•	Received a positive ruling from the Turkish High Administrative Court which reinstated the Environmental Impact Assessment (“EIA”) certificate for the Kirazli gold project

Subsequent to quarter-end

•	Completed the merger between AuRico and Former Alamos on July 2, 2015. The new company, Alamos, commenced trading on the Toronto Stock Exchange and New York Stock Exchange on July 6, 2015 under the symbol “AGI”. Former Alamos and AuRico shares were delisted on the same day

•	In conjunction with the merger, certain assets of AuRico were transferred to a new company, AuRico Metals, including $20 million cash, the Kemess project, a 1.5% net smelter royalty on the Young Davidson mine and the Fosterville and Stawell royalties

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Combined Production & Cost Summary(1)

	Q2 2015	Q2 2014	Change (%)
Gold Production (ounces)
Young-Davidson	39,365	40,166	(2%)
Mulatos	33,000	33,000	—%
El Chanate	23,241	16,032	45%
Total Gold Production	95,606	89,198	7%

Total cash cost per gold ounce sold (2) (3)
Young-Davidson	$697	$871	(20%)
Mulatos	$861	$663	30%
El Chanate	$621	$618	—%

All-in sustaining cost per gold ounce sold (2) (3)
Young-Davidson	$1,008	$1,144	(12%)
Mulatos	$1,154	$1,047	10%
El Chanate	$878	$975	(10%)
1.	Includes results for Former Alamos and AuRico for the three-months ended June 30, 2015 and June 30, 2014
2.	“Total cash cost per ounce” and “All-in sustaining cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description of these measures.
3.	Excludes Net Realizable Value (“NRV”) adjustments as discussed in further detail below in the operational review section.

Second Quarter 2015 Results

YOUNG DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
Underground Operations
Tonnes of ore mined	468,564	327,131	840,253	562,117
Average grade of gold(1)	2.64	3.29	2.78	3.09
Metres developed	3,789	3,545	7,198	7,317

Open Pit Operations
Total tonnes mined	—	1,012,465	—	3,392,509
Tonnes of ore mined	—	506,038	—	1,343,083
Average grade of gold(1)	—	0.94	—	0.99

Tonnes stockpiled ahead of the mill	1,994,205	3,245,667	1,994,205	3,245,667
Average grade of gold(1)	0.76	0.77	0.76	0.77

Mill Operations
Tonnes of ore processed	698,644	748,967	1,345,393	1,393,657
Average grade of gold(1)	2.02	2.16	2.01	1.99
Average gold recovery rate	88%	88%	87%	88%

Total gold ounces produced	39,365	40,166	77,463	75,270
Total gold ounces sold	37,573	42,134	74,525	78,376

Total cash cost per gold ounce sold, before NRV adjustments(2)	$697	$871	$721	$935

Total cash cost per gold ounce sold (2)	$777	$871	$761	$935

AISC per gold ounce sold, before NRV adjustments (2)	$1,008	$1,144	$997	$1,223

AISC per gold ounce sold (2)	$1,088	$1,144	$1,038	$1,223

(1)	Grams per tonne of gold.
(2)	See the Non-GAAP Measures and Additional GAAP Measures section

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company mined 468,564 ore tonnes, or 5,149 TPD, from the Young-Davidson underground mine during Q2 2015, at a grade of 2.64 grams per tonne of gold (“g/t Au”). During the first six months of 2015, the Company mined 840,253 ore tonnes, or 4,642 TPD, at a grade of 2.78 g/t Au. Mining rates increased significantly from the 3,595 TPD and 3,106 TPD realized during the three and six months ended June 30, 2014 due to planned productivity improvements, namely an increase in personnel and equipment, and increased development. This also represented a significant increase from average underground mining rates of 4,130 TPD in Q1 2015. Further productivity improvements in the current year are anticipated to position the Company to achieve targets of 6,000 TPD by the end of 2015, increasing to an ultimate target of 8,000 TPD. Underground mine grades decreased in the first half of 2015 compared to the same period in 2014, due to stope sequencing.

The Young-Davidson open pit mine ceased operations in early June 2014 when it reached the end of its planned life. At the end of Q2 2015, the Company had 1,994,205 tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.76 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining levels ramp up to mill capacity.

During Q2 2015, the Company processed 698,644, or 7,677 TPD, at the Young-Davidson mill facility, with grades averaging 2.02 g/t Au. During the six months ended June 30, 2015, the Company processed 1,345,393 tonnes, or 7,433 TPD, at the Young-Davidson mill facility at an average grade of 2.01 g/t Au, consistent with the 7,700 TPD processed at a grade of 1.99 g/t Au during the first half of 2014.

Young-Davidson produced 39,365 ounces of gold during Q2 2015 consistent with the 40,166 ounces produced in Q2 2014. During the six months ended June 30, 2015, Young-Davidson produced 77,463 gold ounces, a 3% increase over the same period in 2014.

Underground unit mining costs decreased to $33 per tonne in the second quarter of 2015, a significant decrease from approximately $45 per tonne in the second quarter of 2014 and $39 per tonne in the first quarter of 2015 reflecting ongoing productivity improvements and the weaker Canadian dollar.

Q2 2015 total cash costs per gold ounce, including the impact of NRV adjustments, were $777, representing an 11% decrease from the same period in 2014. Year-to-date, total cash costs per gold ounce, net of by-product revenues, were $761, representing a 19% decrease from the same period in 2014. Total cash costs per ounce were higher in the second quarter of 2015 due to a $4.8 million NRV adjustment on stockpile ore inventories at June 30, 2015, of which $3.0 million was recognized in production costs and $1.8 million was recognized in amortization and depletion. This NRV adjustment was caused by a decrease in estimated future gold prices on inventory stockpiled in previous periods, and had the impact of increasing total cash costs and AISC per gold ounce in the current quarter by $80 per ounce of gold sold. Excluding the NRV adjustment, total cash costs and AISC in the second quarter were $697 and $1,008, respectively. The decreased cost per ounce in Q2 2015 and on a year-to-date basis was due primarily to the increase in the underground contribution to overall production, and the favourable weakening of the Canadian dollar in the current period as compared to the prior year. Total cash costs at Young-Davidson are expected to decrease in the future as throughput is ramped up, and grades mined from underground return to reserve grade of 2.74 g/t Au.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

MULATOS OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
Open Pit & Underground Operations
Tonnes of ore mined - open pit	1,756,000	2,096,000	3,603,000	3,825,000
Tonnes of ore mined - underground	35,000	9,000	51,000	28,000
Total waste mined	2,390,000	1,580,000	3,533,000	2,530,000
Total tonnes mined	4,181,000	3,685,000	7,187,000	6,383,000
Waste-to-ore ratio	1.33	0.75	0.97	0.66

Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,632,500	1,580,200	3,184,500	3,063,700
Average grade of gold processed(1)	0.83	0.93	0.87	0.98

Contained ounces stacked on the heap leach pad	43,400	47,300	89,300	96,500

Tonnes of high grade ore milled	19,400	6,800	39,750	36,900
Average grade of gold processed(1)	5.78	8.65	8.13	4.27

Contained ounces	3,600	1,900	10,400	5,100

Total contained ounces stacked and milled	47,000	49,200	99,700	101,600
Gold ounces produced	33,000	33,000	71,000	70,000

Recovery ratio	70%	67%	71%	69%

Gold ounces sold	36,748	34,039	73,304	66,200

Total cash cost per gold ounce sold(2)	$861	$663	$833	$641

AISC per gold ounce sold(2)	$1,154	$1,047	$1,134	$980

(1)	Grams per tonne of gold.
(2)	See the Non-GAAP Measures and Additional GAAP Measures section

In Q2 2015, the Mulatos mine (“Mulatos”) produced 33,000 ounces, consistent with the second quarter of 2014. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation, contributing strong production in the second quarter.

Grades stacked on the leach pad in the quarter were 4% above the annual budget of 0.80 g/t Au, as the Company continued to benefit from positive grade reconciliations in the Mulatos pit; however, not to the same extent as in the previous quarter.

Mill production was below budget reflecting lower throughput and recoveries. Throughout the second quarter, the Company continued to process lower grade material at lower throughput rates until the vertical grinding mill was installed. The installation of the vertical grinding mill was completed in July and is currently being commissioned. With the installation complete, the mill is achieving the grind size required to meet budgeted recoveries of 75%. The Company expects production from the high-grade mill to improve significantly as mill throughput is increased in the second half of the year. At the end of June, the Company had stockpiles of approximately 45,000 tonnes of high grade ore from the San Carlos deposit at grades in excess of 7 g/t Au.

Development of the San Carlos underground deposit continued to be a focus during the second quarter. The Company is currently mining from the western zone of the deposit, and has focused development to the east of current mining activities to assess opportunities in the central zone of the deposit.

Total crusher throughput in the second quarter of 2015 averaged 18,100 TPD, above the annual budgeted rate of 17,850 TPD, despite lower mill throughput. The Company expects mill throughput to ramp up in the second half of 2015 with the completion of mill commissioning.

The recovery ratio in the second quarter was 70%. This was below the Company’s annual budget of 74% reflecting lower than budgeted recoveries from the high-grade mill.

Total cash costs of $861 per ounce of gold sold in the second quarter of 2015 were in line with the Company’s annual guidance of $865 per ounce, but 30% higher than $663 per ounce reported in the second quarter of 2014. On a year-to-date basis, total cash costs were $833 per ounce of gold sold, a 30% increase from the same period of 2014. The increase relative to the prior year is attributable to lower grades stacked on the leach pad, a higher waste-to-ore ratio, and a higher cost per tonne of ore mined. Cash operating costs were in line with budget with the material stacked on the leach pad and the waste-to-ore ratio consistent with budget. AISC in the quarter were

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

$1,154 per gold ounce sold, 10% greater than the second quarter of 2014, and higher than budget of $1,100. AISC in the second quarter of 2015 were impacted by lower production, as the impact of fixed costs, such as sustaining capital and general and administration costs, had a higher per ounce impact given lower production.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
Open Pit Operations
Total tonnes mined	7,973,305	8,536,557	15,958,516	17,122,757
Tonnes of ore mined	1,813,274	2,517,914	3,670,927	4,832,120
Capitalized stripping tonnes	3,011,836	2,208,712	7,511,788	6,081,766
Average grade of gold(1)	0.72	0.39	0.69	0.42

Crushing and Heap Leach Operations
Tonnes of ore crushed and stacked on the heap leach pad	1,541,221	1,782,144	3,108,266	3,555,563
Average grade of gold processed(1)	0.84	0.50	0.78	0.52

Tonnes of low grade ore stacked on the heap leach pad	319,871	848,224	566,203	1,418,968
Average grade of gold processed(1)	0.19	0.20	0.19	0.20

Total tonnes of ore processed	1,861,092	2,630,368	3,674,469	4,974,531
Average grade of gold processed(1)	0.73	0.40	0.69	0.43

Recovery Ratio	53%	47%	48%	51%

Gold ounces produced	23,241	16,032	39,170	35,142
Gold ounces sold	22,152	16,143	38,295	33,971

Total cash cost per gold ounce sold, before NRV adjustments(2)	$621	$618	$606	$601

Total cash cost per gold ounce sold (2)	$838	$618	$731	$601

AISC per gold ounce sold, before NRV adjustments (2)	$878	$975	$948	$1,008

AISC per gold ounce sold(2)	$1,094	$975	$1,073	$1,008

(1)	Grams per tonne of gold.
(2)	See the Non-GAAP Measures and Additional GAAP Measures section

During Q2 2015, the Company mined 7,973,305 tonnes at the El Chanate open pit, including 1,813,274 ore tonnes, at an average grade of 0.72 g/t Au. During the first six months of 2015, the Company mined 15,958,516 tonnes, including 3,670,927 ore tonnes, at an average grade of 0.69 g/t Au. Ore tonnes mined in the three and six months ended June 30, 2015 were 28% and 24% less than the same periods in 2014. The decrease in tonnage and increase in average grades during Q2 2015 and the first half of the year as compared to the prior year were due to mine sequencing.

Capitalized stripping activities totaled 3,011,836 and 7,511,788 tonnes mined during Q2 2015 and year-to-date 2015 respectively, compared to 2,208,712 and 6,081,766 tonnes during the same periods in 2014. Stripping activities at El Chanate represented a capital investment of $4.7 million during the second quarter of 2015, compared to an investment of $3.5 million in Q2 2014. Capital stripping activities are expected to decrease in the second half of 2015.

The Company crushed and stacked 1,541,221 tonnes of open pit ore on the heap leach pad in Q2 2015, at an average rate of 16,936 TPD, compared to the average rate during Q2 2014 of 19,584 TPD. During Q2 2015, the Company also stacked 319,871 tonnes of low grade run-of-mine material on the heap leach pad. Total tonnes processed in Q2 2015 of 1,861,092 tonnes, or 20,452 TPD, were lower than total tonnes processed in Q2 2014 of 2,630,368, due to a decrease in ore tonnes mined as noted above. During the first six months of 2015, the Company crushed and stacked 3,108,266 tonnes of ore at an average rate of 17,173 TPD, compared to the 19,644 TPD stacked in the first six months of 2014.

The grade of ore crushed and stacked averaged 0.84 g/t Au during Q2 2015 as compared to an average grade of 0.50 g/t Au in Q2 2014. Year-to-date grades crushed and stacked in 2015 averaged 0.78 g/t Au compared to an average grade of 0.52 g/t Au in 2014. The variances in grades in the current year versus prior year were largely due to mine sequencing. During Q2 2015, the grade of all material processed, including run-of-mine material, averaged 0.73 g/t Au stacked as compared to 0.40 g/t Au stacked in Q2 2014.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

During the second quarter and year-to-date, El Chanate produced 23,241 and 39,170 gold ounces, respectively, compared to production of 16,032 and 35,142 gold ounces in the same periods of the prior year. These increases are primarily the result of higher average grade crushed and stacked in the first half of 2015 compared to the same period in 2014, offset by a decrease in ore tonnes stacked on the leach pads.

Total cash costs per gold ounce, net of by-product revenues, were $838 in Q2 2015, 36% higher than Q2 2014. Year-to-date, total cash costs per gold ounce were $731, 21% higher than the same period in 2014. Total cash costs per ounce were higher in the second quarter of 2015 due to a $7.0 million NRV adjustment on leach pad inventories at June 30, 2015, of which $5.6 million was recognized in production costs and $1.4 million was recognized in amortization and depletion. This NRV adjustment was caused by a decrease in estimated future gold prices and an increase in estimated future processing costs on leach pad inventory stacked in previous periods, and had the impact of increasing total cash costs and AISC in the second quarter by $217 per ounce of gold sold. Excluding the NRV adjustment, total cash costs and AISC per gold ounce in the second quarter were $621 and $878, respectively.

Second Quarter 2015 Financial Results - AuRico

During the second quarter of 2015, AuRico sold 59,725 ounces of gold at the El Chanate and Young-Davidson mines, a 2% increase over 58,277 ounces of gold sold in Q2 2014. Revenue of $72.1 million in the second quarter of 2015 was down from $75.5 million in the second quarter of 2014 reflecting lower realized gold prices, partially offset by the increase in ounces sold.

AuRico reported operating cash flow (after changes in non-cash working capital) of $20.8 million during the second quarter, an increase of $16.2 million over operating cash flow of $4.6 million in Q2 2014. The increase in operating cash flow was primarily the result of paying down accounts payable at Young-Davidson during Q2 2014, resulting in a lower operating cash flow contribution as compared to Q2 2015. After deducting capital expenditures of $40.7 million, negative net free cash flow in the second quarter of 2015 was $19.9 million. Capital spending totaled $72 million through the first half of 2015 and the rate of spending is expected to decrease in the second half of the year. The negative free cash flow in the quarter reflects care and maintenance and exploration spending at the Kemess project which will not be incurred going forward, as well as transaction costs incurred related to the Merger.

A loss from operations of $417.0 million was recognized in the second quarter of 2015, compared to a loss from operations of $16.3 million in the same period of 2014. The Q2 2015 loss included non-cash impairment charges of $326.0 million and $40.0 million recorded against the carrying values of the Young-Davidson and El Chanate mines, respectively. Also contributing to the loss from operations was a $40.1 million loss on the revaluation of assets held for distribution, including the Kemess project, to fair value. In addition, NRV adjustments on in process heap leach inventory at El Chanate and low grade stockpile inventory at Young-Davidson of $7.0 million and $4.8 million were incurred, respectively. These non-cash adjustments totaled $417.9 million on a pre-tax basis.

AuRico reported a net loss of $379.5 million in the second quarter of 2015, compared to a net loss of $16.8 million in Q2 2014. Net losses increased in the current quarter primarily due to the impairment charges, revaluation loss, and NRV adjustments noted above, which on an after-tax basis, combined to result in a $365.0 million dollar charge in the second quarter of 2015. In addition, the AuRico incurred approximately $16.3 million ($11.1 million after-tax) in transaction costs during the quarter.

Key financial highlights for the three and six-months ended June 30, 2015 and 2014 are presented at the end of this release in Table 1.

Second Quarter 2015 Financial Results - Former Alamos

Former Alamos’ operating margins in the second quarter of 2015 were negatively impacted by a weaker gold price and higher total cash costs. Former Alamos generated $0.1 million ($0.00 per share) cash from operating activities (before changes in non-cash working capital). Cash used for operating activities of $1.9 million or $0.02 per share in the second quarter decreased 44% relative to the same period of 2014 as a result of higher cash operating costs and transaction costs incurred associated with the Merger.

Loss before income taxes was $12.2 million or $0.10 per share for the second quarter of 2015 compared to earnings of $4.5 million or $0.04 per share in the same period of 2014. Loss for the second quarter of 2015 included approximately $8.2 million in transaction costs incurred in the period. On an after-tax basis, Former Alamos recorded a loss in the second quarter 2015 of $14.2 million or $0.11 per share compared to earnings of $0.7 million in the same period of 2014 as a result of lower gold prices, higher operating costs and transaction costs.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Capital expenditures in the second quarter of 2015 totaled $13.7 million. Sustaining capital in Mexico in the second quarter of 2015 totaled $3.5 million and included $1.2 million on leach pad interlift liners and maintenance of the ponds, $1.1 million for component changes, and $0.5 million to complete the move and replacement of the agglomerators. Full year sustaining capital guidance at Mulatos remains $12.5 million.

Development activities at Mulatos in the second quarter of 2015 were focused on underground development of the San Carlos deposit and waste removal at El Victor. In addition, exploration and permitting activities continued at La Yaqui and Cerro Pelon. Capitalized exploration and development spending in second quarter of 2015 included $2.7 million in capitalized exploration at San Carlos, La Yaqui and Cerro Pelon. In addition, $0.9 million was invested at the Esperanza Gold Project advancing the EIA baseline study work. Capital expenditures in Turkey and Toronto were minimal in the second quarter of 2015.

Key financial highlights of Former Alamos for the three and six-months ended June 30, 2015 and 2014 are presented at the end of this release in Table 2.

Second Quarter 2015 Development Project Update

Turkey

In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry of the Environment and Urbanization’s (the “Ministry”) approval of the Environmental Impact Assessment (“EIA”) for the Ağı Dağı gold project had been dismissed by the Çanakkale Administrative Court. With this ruling, the Ministry’s approval of the EIA has been returned to good standing.

In addition, in June 2015 the Turkish High Administrative Court overturned a Lower Court ruling that had previously cancelled EIA permits granted to Alamos by the Ministry. With the ruling from the High Court, the EIA certificate for the Kirazlı gold project was reinstated. Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. The Company expects first gold production from Kirazlı within 18 months of receipt of the outstanding permits.

In the six-months ended June 30, 2015, total development expenditures in Turkey were $1.0 million. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of updated capital costs, the recently approved new mining law, forestry fee changes, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects.

Esperanza

The Company capitalized $0.9 million at the Esperanza Gold Project in the second quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

Lynn Lake

In 2014, the Company completed a private placement with Carlisle Goldfields Limited (“Carlisle”) in which the Company invested CAD $5.6 million in exchange for 19.9% of the outstanding common shares of Carlisle. In conjunction with the private placement, the Company entered into an agreement on November 11, 2014 with respect to Carlisle’s Lynn Lake Gold Camp. Under the agreement, the Company acquired a 25% interest in the Lynn Lake Project and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period. The Company is currently managing the exploration and technical work related to a future feasibility study on the Lynn Lake Project.

Outlook

With diversified North American-based gold production, a strong balance sheet, and a portfolio of low cost growth projects, all located in safe political jurisdictions, Alamos is well positioned to deliver shareholder value.

Alamos is on track to achieve its full year production and cost guidance. On a combined full year 2015 basis, the Company anticipates total production from the Young Davidson, Mulatos and El Chanate mines to be between 375,000 and 425,000 ounces of gold.

The Company continues to invest in its primary producing operations, including ramping up underground production at Young Davidson and development of the Cerro Pelon and La Yaqui satellite deposits at Mulatos. This is expected

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

to drive low cost production growth at both operations while substantially reducing costs. The Company’s balance sheet provides the financial flexibility to complete these planned expansions in the current gold price environment.

The underground ramp up at Young Davidson remains well on track with average underground mining rates of 5,150 TPD in the second quarter of 2015. The Company is well positioned to achieve year end targeted rates of 6,000 TPD, followed by the ultimate target of 8,000 TPD. Underground unit mining costs were significantly lower in the second quarter at $33 per tonne reflecting ongoing productivity improvements and the weaker Canadian dollar. The ramp up in underground mining rates is expected to result in further decreases in unit costs along with supplying an increasing proportion of mill feed, driving milled grades and gold production higher. Both are expected to drive total cash costs lower and combined with declining development capital requirements starting in 2017, an increase in free cash flow generation. The current objective at the Young-Davidson mine is for cash flow from operations to finance the growth capital required to develop the lower mine over the next two years, while achieving targeted underground mining rates. Current gold prices have made this objective a challenge, but the Company has the balance sheet strength to self-finance the underground ramp up and position the mine to generate strong free cash flow once the 8,000 TPD target has been met.

At Mulatos, the Company expects a significant increase in second half 2015 production reflecting stronger high grade mill production from the San Carlos deposit. The high grade mill modifications are being commissioned and recoveries are expected to increase to 75% from current levels of approximately 60%. In addition, the Company will ramp up throughput to the mill, supplementing underground ore production with existing high grade stockpiles. At the end of June, the Company had over 45,000 tonnes of high grade stockpiles, at grades in excess of 7 g/t Au. Production from high-grade ore at San Carlos has a lower total cash cost profile than leach pad production, therefore, increased mill production is expected to result in lower total cash costs and stronger operating cash flow in the second half of the year. Looking beyond 2015, total cash costs are expected to improve as open pit grades increase and the waste-to-ore ratio normalizes to life-of-mine levels. Mulatos will be further bolstered by the development of Cerro Pelon and La Yaqui. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted heap leach grade, these deposits are expected to both increase production and drive costs substantially lower.

The El Chanate mine exceeded expectations in the second quarter achieving record production of 23,241 ounces of gold and positive free-cash flow in the first half of the year. This performance reflected higher recoveries, and the operation remains well-positioned to achieve its full year production and cost guidance.

Management is focused on successfully integrating AuRico and Former Alamos, and is continuously seeking opportunities for cost savings and synergies. The Company has committed to a minimum annual savings of $10 million from corporate G&A, tax and purchasing efficiencies, and believes there are opportunities to increase this further. With two producing operations in the state of Sonora, Mexico, the Company is confident that purchasing efficiencies will be realized, and mine operating costs will be reduced accordingly.

The Company’s cash position and balance sheet remain strong, which is a critical asset in the current economic environment. Young-Davidson and Mulatos are expected to self-finance the majority of their development spending over the next two years. Further, the recent weakness in both the Canadian dollar and Mexican peso relative to the United States dollar have partially offset the impact of the lower gold price on free cash flow as both operating and capital costs have benefitted.

The Company’s long-term growth is further supported by a strong portfolio of low-cost, low capital intensity development projects, which are at various stages of exploration, permitting and development. Development spending with respect to the Company’s project pipeline is largely discretionary. The Company is prioritizing its development spending and allocating resources to those projects with the highest potential returns. At current gold prices, the Company’s advanced development projects are economic and are expected to generate strong returns.

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and six-month periods ended June 30, 2015 and June 30, 2014 and associated Management’s Discussion and Analysis (“MD&A”), for both Alamos (AuRico) and Former Alamos, which are available from the Company’s website, www.alamosgold.com, in the “Investors” section under “Reports and Financials”, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Second Quarter 2015 Results Conference Call

The Company’s senior management will host a conference call on Wednesday, August 12, 2015 at 12:00 pm ET to discuss the second quarter 2015 financial results and provide an update on operating, exploration, and development activities.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Participants may join the conference call by dialling (416) 340-2216 or (866) 223-7781 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until August 26, 2015 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 1040518. The webcast will be archived at www.alamosgold.com.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). Information pertaining to the Mulatos District exploration program has been reviewed and approved by Aoife McGrath, M.Sc., M.AIG, the Corporation’s Vice President, Exploration, who is a Qualified Persons within the meaning of NI 43-101. All field work is directly supervised and directed by Kristen Simpson, P.Geo., Alamos’ Exploration Manager (Mexico), a Qualified Person as defined by NI 43-101 Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, “Mulatos Project Technical Report Update” dated December 21, 2012, which can be viewed on SEDAR (www.sedar.com).

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Vice-President, Investor Relations

(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget” and similar expressions identify forward-looking statements.

Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Alamos, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of

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TRADING SYMBOL: TSX:AGI NYSE:AGI

inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties ; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company

Additional risk factors and details with respect to risk factors affecting the Company are set out in: (i) each of AuRico and Former Alamos’ Annual Information Forms for the year ended December 31, 2014 under the headings “Risk Factors”; and, (ii) the joint management information circular of AuRico and Former Alamos dated May 22, 2015, under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms “measured”, “indicated” or “inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce”, “total cash costs per ounce” and “all-in sustaining costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce”

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TRADING SYMBOL: TSX:AGI NYSE:AGI

may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “All-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

For a reconciliation of non-GAAP and GAAP measures, please refer to Alamos’ and Former Alamos’ respective Management Discussion and Analysis dated August 11, 2015, for the three and six-month periods ended June 30, 2015, as presented on SEDAR and the Company’s website.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Financial Highlights – AuRico

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Cash provided by operating activities before changes in non-cash working capital (000) (1) (2)	$7,582	$12,258	$24,530	$25,727

Changes in non-cash working capital	$13,219	($7,609)	$10,303	$3,413
Cash provided by (used for) operating activities (000)	$20,801	$4,649	$34,833	$29,140
(Loss) before income taxes (000)	($436,259)	($25,060)	($442,784)	($57,569)
(Loss) (000)	($379,542)	($16,776)	($414,800)	($45,667)
(Loss) per share
- basic	($1.43)	($0.07)	($1.57)	($0.18)
- diluted	($1.43)	($0.07)	($1.57)	($0.18)
Comprehensive (loss) / income (000)	($379,596)	($17,004)	($414,846)	($40,564)
Weighted average number of common shares outstanding
- basic	264,939,446	248,495,726	263,453,673	248,343,301
- diluted	264,939,446	248,495,726	263,453,673	248,343,301
Assets (000) (3)			$1,958,771	$2,431,585

1.	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
2.	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description of this measure.
3.	Assets are shown as at June 30, 2015 and June 30, 2014.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Financial Highlights – Former Alamos

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Cash provided by operating activities before changes in non-cash working capital (000) (1) (2)	$66	$13,212	$7,425	$29,153

Changes in non-cash working capital	($1,955)	($3,514)	($6,888)	($12,189)
Cash provided by (used for) operating activities (000)	($1,889)	$9,698	$537	$16,964
Loss / Earnings before income taxes (000)	($12,207)	$4,490	($7,215)	$9,211
Loss / Earnings (000)	($14,163)	$733	($11,948)	$3,479
Loss / Earnings per share
- basic	($0.11)	$0.01	($0.09)	$0.03
- diluted	($0.11)	$0.01	($0.09)	$0.03
Comprehensive loss / income (000)	($18,475)	$675	($15,929)	$2,922
Weighted average number of common shares outstanding
- basic	127,371,000	127,357,000	127,364,000	127,420,000
- diluted	127,371,000	127,359,000	127,364,000	127,428,000
Assets (000) (3)			$874,180	$889,539

1.	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
2.	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description of this measure.
3.	Assets are shown as at June 30, 2015 and June 30, 2014.

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